UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-41226

Tritium DCFC Limited

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On or about October 6, 2022, Tritium DCFC Limited (the “Company”) distributed or made available to shareholders a Notice of Annual General Meeting of Shareholders and form Proxy Card (the “Notice and Proxy Card”) for the Company’s 2022 annual general meeting of shareholders to be held on November 1, 2022. The Notice and Proxy Card are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, hereto.

Additionally the Company published additional proxy materials with the Australian Securities & Investment Commission (the “ASIC FY22 Annual Report”) and made the ASIC FY2022 Annual Report available on the Investor Relations section of the Company’s website at investors.tritium.com. The financial information included in the ASIC FY2022 Annual Report has been prepared in accordance with IFRS and thus may not be comparable to financial information prepared and reported by the Company in accordance with U.S. GAAP, including filings made under the U.S. Securities Act and Securities Exchange Act..

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Notice Card

99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: October 7, 2022	By:	/s/ Jane Hunter
Jane Hunter
Chief Executive Officer